Exhibit 12.1

SunTrust Banks, Inc. Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	For the Year Ended December 31
(Dollars in millions)	2015	2014	2013	2012	2011
Ratio 1 - Including interest on deposits
Earnings:
Income before income taxes [1]	$2,697	$2,267	$1,666	$2,770	$766
Fixed charges	588	633	626	849	1,189
Total earnings	$3,285	$2,900	$2,292	$3,619	$1,955
Fixed charges:
Interest on deposits	$219	$235	$291	$429	$624
Interest on funds purchased and securities sold under agreements to repurchase	5	4	4	4	5
Interest on other short-term borrowings	3	14	13	18	12
Interest on trading liabilities	22	21	17	15	26
Interest on long-term debt	252	270	210	299	449
Portion of rents representative of the interest factor of rental expense	87	89	91	84	73
Total fixed charges	588	633	626	849	1,189
Preferred stock dividend requirements	90	53	46	17	174
Fixed charges and preferred stock dividends	$678	$686	$672	$866	$1,363

Ratio of earnings to fixed charges	5.59x	4.58x	3.66x	4.26x	1.64x
Ratio of earnings to fixed charges and preferred stock dividends	4.85x	4.23x	3.41x	4.18x	1.43x

Ratio 2 - Excluding interest on deposits
Earnings:
Income before income taxes [1]	$2,697	$2,267	$1,666	$2,770	$766
Fixed charges	369	398	335	420	565
Total earnings	$3,066	$2,665	$2,001	$3,190	$1,331
Fixed charges:
Interest on funds purchased and securities sold under agreements to repurchase	$5	$4	$4	$4	$5
Interest on other short-term borrowings	3	14	13	18	12
Interest on trading liabilities	22	21	17	15	26
Interest on long-term debt	252	270	210	299	449
Portion of rents representative of the interest factor of rental expense	87	89	91	84	73
Total fixed charges	369	398	335	420	565
Preferred stock dividend requirements	90	53	46	17	174
Fixed charges and preferred stock dividends	$459	$451	$381	$437	$739

Ratio of earnings to fixed charges	8.31x	6.70x	5.97x	7.60x	2.36x
Ratio of earnings to fixed charges and preferred stock dividends	6.68x	5.91x	5.25x	7.30x	1.80x
1 Amortization expense related to qualified affordable housing investment costs is recognized in provision for income taxes as a result of the adoption of a new accounting standard during 2014. Prior to 2014, these amounts were recognized in noninterest expense, and therefore, for comparative purposes $49 million, $39 million, and $40 million of amortization expense was reclassified to provision for income taxes for the years ended December 31, 2013, 2012, and 2011, respectively.